UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of March 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Paris, March 6, 2009

2008 ANNUAL RESULTS

Good resilience of operating cash flow due to its complementary businesses and despite the impact of the downturn in the economy

Priority for 2009: Positive free cash flow (*), particularly due to a reduction in net investments by at least €1.6 billion as compared with 2008

•	2008 consolidated revenue up 13.4% to €36,205 million, due in particular to sustained organic growth of 9.6%.

•	An increase in operating cash flow of 2% at constant exchange rates to €4,137 million (down 0.6% at current exchange rates).

•	Recurring net income attributable to equity holders of the parent of €703 million before the impact of the impairment of intangible assets in the waste management division in Germany, as compared with €926 million in 2007.

•	2008 net income attributable to equity holders of the parent of €405 million as compared with €928 million in 2007, after taking into account the €430 million impairment of goodwill and intangible assets in Veolia Environnement’s waste management division(1).

•	Following an average increase of 22% per year over the course of the last four years, the dividend per share is maintained at the same level as in 2007 at €1.21.

**************

•	The objective for 2009 is to generate positive free cash flow (*) after payment of the dividend, due to:

	-	a reduction in net investments by at least 1.6 billion in 2009, a decrease of 44% as compared with 2008,

	-	at least €1 billion of asset disposals in 2009, after €761 million in 2008. Disposal program increased to €3 billion for the 2009-2011 period in order to generate internally the resources for growth,

	-	and a reduction of costs of €280 million in 2009. This includes €180 million in connection management division’s new plan to adapt to the current business climate, and in addition to with the Veolia 2010 Efficiency Plan and €100 million in connection with the waste the measures already taken in Germany.

Chairman and Chief Executive Officer Henri Proglio commented: "Veolia Environnement has demonstrated its resilience in the present global economic downturn and has considerable strengths enabling it to rise to the challenges of this environment. For more than 150 years our business has consisted of serving the essential needs of our customers. The nature of our contracts offers good visibility through our recurring cash flows. We have a strong financial structure, an average debt maturity of more than nine years and net liquidity of €4 billion. These strengths and the complementary nature of our businesses allow us to face the current business climate with confidence but also with prudence. In 2009, our efforts will be intensified and focus on the reduction of costs and improving the generation of cash flow".

(*)	Refer to definition page 10

(1)	Impairment charge on goodwill of -€343 million, of -€62.6 million on intangible assets identified at the opening balance sheet and a net tax charge of -€24 million linked to the impairment.

BUSINESS AND DEVELOPMENT TRENDS

Veolia Environnement continued its growth despite the deterioration in the economic environment, which was particularly acute during the 4th quarter within the Group’s waste management business.

Consolidated revenue
December 31, 2008 (€m)	December 31, 2007 (1) (€m)	Change 2008/2007	Of which internal growth	Of which external growth	Of which foreign exchange
36,205	31,932	+13.4%	+9.6%	+6.2%	-2.4%

The Group’s consolidated revenue increased by 13.4% (+15.8% at constant exchange rates) to €36,205.5 million in 2008 compared with €31,932.2 million in 2007. Internal growth amounted to 9.6%, driven by dynamic commercial development within all the Group’s businesses and highlighted by work on new engineering and construction contracts in the Water division. The increase in energy prices within the Energy division contributed €473 million to revenue. External growth was 6.2%, particularly due to acquisitions by Veolia Environmental Services (the waste management division) in Germany, Italy and France (total contribution of €828.6 million), by the Energy division in the United States (€303.1 million) and by Veolia Water, primarily in the United Kingdom and Japan (total contribution of approximately €268.4 million).

Revenue from outside France amounted to €21,682.6 million, i.e. 59.9% of total revenue compared with 57.5% in 2007.

The negative impact of foreign exchange rates on revenue of €778.3 million reflects principally the depreciation of the US dollar (-€191.4 million) and the British pound (-€437.3 million) against the Euro, partially offset by the appreciation of the Czech Koruna (+€109.0 million) against the Euro.

DEVELOPMENT

Veolia Environnement won several contracts in its key development areas both in France (Water: Nantes and the Paris area (SIAAP); Energy: a thermal system in Bordeaux etc.), in Europe (Water: Warsaw, Ireland; Environmental Services: London (Southwark), West Berkshire; Energy: Saragossa; Transportation: Bilbao, Germany, etc.), in North America, Asia Pacific (India, Australia, China etc.) and the Middle East (Water: Dubai, Saudi Arabia, Abu Dhabi).

As in 2007, 2008 also demonstrated a strong renewal rate for our contracts.

The Group also completed several targeted acquisitions in line with its development strategy, including, in France, the acquisition of Bartin Recycling Group, a group specializing in the collection and recycling of industrial waste, particularly ferrous and non-ferrous metals, and in Poland through the acquisition of Praterm, a heat production and distribution company.

(1)

To ensure the comparability of financial years, the accounts at 31 December 2007 have been restated by the amount of income from the disposals in 2008 (in particular for Clemessy & Crystal in the Energy division) according to IFRS 5 and are presented in the income statement in the line item “Net income from discontinued operations”. The 2007 revenue for Clemessy and Crystal was €696m.

OPERATING PERFORMANCE

Operating cash flow amounted to €4,137.3 million compared with €4,163.7 million in 2007, an increase of 2% at constant exchange rates (a decrease of 0.6% at current exchange rates). These changes reflect the development of new business activities, the Group’s recent acquisitions, the strong performance of the Energy division and the favorable impact of the productivity plan. These benefits were offset, however, by the following negative impacts:

▪	foreign exchange movements (-€107 million), reflecting in particular the appreciation of the euro against the other principal currencies where the Group operates;
▪

the deterioration in operating performance of the Environmental Services (waste management) division, with a particularly unfavorable business climate beginning in the third quarter (prices and volume), despite the restructuring actions taken during the second half of the year (new management team, shutdown of two regional offices, restructuring plan);

▪	the increase in development costs and other overheads in particular in Asia;
▪	cost increases, particularly for fuel, not passed on to customers.

Operating income amounted to €1,951.3 million in 2008 compared with €2,482.5 million in 2007, a decline of 21.4% at current exchange rates and 18.4% at constant exchange rates. In addition to the factors impacting operating cash flow, this result reflects impairment losses recognized by Veolia Environmental Services in Germany (-€405.6 million), as well as the depreciation and amortization charged as a result of new contracts and recent acquisitions.

Recurring operating income amounted to €2,283.2 million compared with €2,454.9 million in 2007, a decrease of 7.0% at current exchange rates and 4.0% at constant exchange rates. This takes into account a €62.6 million impairment charge on intangible assets recognized following the acquisition of the Environmental Services division in Germany.

NET INCOME

Net finance costs increased from €818.8 million in 2007 to €924.7 million in 2008. This increase reflects the increase in average net financial debt and the cost of borrowing from 5.49% in 2007 to 5.61% in 2008 linked to the increased cost of the liquidity.

Other financial income and expenses decreased from net financial income of €4.1 million in 2007 to a net financial expense of €51.2 million in 2008. This change mainly reflects a decrease in gains and losses on the Group’s loans and receivables of €26.8 million, including the absence in 2008 of a €26.5 million gain recognized in 2007 following the resolution of a litigation with the Berlin Lander and foreign exchange losses arising as a result of the appreciation of the euro against certain other currencies.

The Group’s net income tax expense rose to €468.8 million compared with €417.9 million in 2007. The higher tax rate in 2008 is primarily due to a non-recurring tax charge in respect of the Environmental Services business in Germany, the impact of non-activated tax losses and the change in tax law in Germany and the UK.

Net income from discontinued operations changed from a consolidated loss of €11.8 million in 2007 to a profit of €184.2 million in 2008. The main factor underlying the profit for 2008 was the €176.5 million net gain on the divestment of Clemessy and Crystal within the Energy division, including €60 million which was allocated to minority interests.

Net income attributable to equity holders of the parent amounted to €405.1 million in 2008 compared with €927.9 million in 2007. Restated in particular for the positive contribution of discontinued operations and the impairment recorded against goodwill, recurring net income attributable to equity holders of the parent amounted to €658.6 million for 2008 compared with €925.8 million for 2007. Excluding the impact, net of tax, of impairment losses charged against intangible assets following the acquisition of the operations of Veolia Environmental Services in Germany, recurring net income attributable to equity holders of the parent for 2008 amounted to €703 million.

CASH FLOWS

The Group’s cash flow from operations before changes in working capital and income taxes paid amounted to €4,178 million compared with €4,219 million in 2007, a decrease of 1.0%. The Group pursued its portfolio rationalization policy by selling €761 million (compared with €453 million in 2007) of industrial assets and financial disposals, disposing of entities outside of its core development (notably Clemessy and Crystal in the Energy division, for net proceeds of €226 million), and creating new partnerships designed to strengthen the Group’s development capacity. Total cash resources thereby increased from €4,672 million in 2007 to €4,939 million in 2008.

Those resources cover the Group’s interest expense and current tax charge, the totality of its maintenance capital expenditure (€1,860 million), its investment in growth and development linked to existing business (€1,169 million) and its new operating financial assets (€336 million) less repayments of operating financial assets (€358 million) as well as the change in working capital resulting from growth in business.

The Group continued its development efforts and completed new projects and targeted acquisitions amounting to €1,336 million, including in particular its BOT (Build, Operate and Transfer) projects in the UK, China and the Middle East as well as the acquisitions of Bartin Recycling Group in France and Praterm in Poland.

After these investments and the payment of dividends, the Group’s net financial debt amounted to €16.5 billion at December 31, 2008 compared with €15.1 billion at December 31, 2007. The ratio of net financial debt / (cash flow from operations plus cash generated from principal payments on operating financial assets) stood at 3.6X at December 31, 2008 compared with 3.3X at December 31, 2007. The refinancing transactions entered into during the year made it possible to maintain the Group’s average debt maturities in excess of 9 years and to increase the Group’s liquidity, net of short-term debt, to €4.0 billion(1).

AFTER-TAX RETURN ON AVERAGE CAPITAL EMPLOYED

In line with the indications given last October, the Group’s after-tax return on average capital employed amounted to 8.4% compared with 10.8% in 2007. Entities that were newly consolidated in 2008, and the Group’s principal acquisitions during 2007, had a negative impact of 1.8%.

DIVIDEND

Veolia Environnement has decided to submit to shareholders, at the Annual General Meeting of Shareholders to be held on May 7, 2009, a dividend per share of €1.21, payable in cash or in shares of Veolia Environnement. These new shares will be issued with a maximum discount of 10% of the average opening price on the Euronext of the shares over the twenty trading days prior to the day of the Annual General Shareholders Meeting less the amount of the dividend. The ex-dividend date has been set on May 13, 2009. The period during which shareholders may choose the option of the payment of the dividend in cash or in shares will begin on May 13, 2009 and end on May 28, 2009. The 2008 dividend will be paid – in cash or in shares – beginning on June 8, 2009.

(1) Liquidity net of short term debt equals cash and equivalents plus undrawn, confirmed credit lines less current borrowings, bank overdrafts and other cash position items.

OUTLOOK

In the current economic climate, Veolia Environnement has established the generation of positive free cash flow (*) after the payment of dividends as its priority for 2009.

To achieve this objective, the Group expects to reduce its net investments by at least €1.6 billion as compared with 2008, so that net investments in 2009 should not exceed €2 billion. In order to internally generate the resources for growth, Veolia Environnement has expanded its asset disposal plan. Asset disposals should total €3 billion over the 2009–2011 period, with an objective of at least €1 billion in 2009, after nearly €0.8 billion in divestments already completed in 2008. In addition, measures to reduce costs in the amount of €280 million have been identified for 2009, including €180 million in connection with the “2010 Efficiency” plan and €100 million in connection with the waste management division's plan to adapt to the current business climate.

Overall, in light of the Group’s priority to generate positive free cash flow (*) in 2009, we have established an objective for operating cash flow, after deduction of net investments, of approximately €2 billion at constant exchange rates.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

(*)	Refer to definition page 10

APPENDICES

RESULTS BY DIVISION

WATER

Revenue
December 31, 2008 (€m)	December 31, 2007 (€m)	Change 2008/2007	Of which internal growth	Of which external growth	Of which foreign exchange
12,557.9	10,927.4	+14.9%	+13.4%	+3.3%	-1.8%

In France internal growth amounted to 3.4% (1), driven by price indexing, a wider service offering and growth in engineering work, which offset the approximately 1.9% drop in the volume of water distributed as compared to 2007.

Outside France, excluding Veolia Water Solutions & Technologies, revenue increased by 16.5% (+12.3% at constant consolidation scope and exchange rates). In Europe, the growth of 13.2% reflected the acquisition of non-regulated water operations in the UK, completion of the Brussels plant and strong activity in Germany. Sustained activity was also experienced in the Africa/Middle East region with growth of almost 14.1% at constant consolidation scope and exchange rates due in particular to the Oman Sûr and Mauritanian contracts. In the Asia/Pacific region, the strong growth of 23.4% at constant consolidation scope and exchange rates was largely fueled by the start of new municipal and industrial contracts in China (Lanzhou, Haikou and Tianjin), by the increased volumes for and extension of the Shenzhen concession and by the Australian engineering contract for desalination in Sydney. In the USA, the growth of 8.8% at constant consolidation scope and exchange rates mainly reflected the start of the Milwaukee contract and solid engineering activity levels in Indianapolis.

Veolia Water Solutions & Technologies achieved revenue amounting to €2,524.9 million, up 36.3% at constant consolidation scope and exchange rates, driven by municipal and industrial design and build projects in particular in the Middle East.

The Water division’s operating cash flow amounted to €1,821.3 million for 2008 compared with €1,851.3 million for 2007, but increased at 0.6% at constant exchange rates. Operating income amounted to €1,198.5 million compared with €1,267.7 million for 2007, a decrease of 2.9% at constant exchange rates. Recurring operating income for 2008 amounted to €1,196.2 million compared with €1,265.7 million in 2007.

In France, the increase in operating cash flow was underpinned by productivity initiatives and by an overall increase in business activity despite a fall in volumes of water delivered. Outside France, the acquisition of the non-regulated UK business and the provisional acceptance of the Brussels plant were positive factors, along with the improvement in the division’s Gabon operation, which followed the positive impact in 2007 of the satisfactory resolution of a dispute with the Berlin Lander. In contrast, delays in price increases and increased development costs and other overheads weighed heavily on the division’s performance in Asia, and its American operations also showed a decline. In addition, Veolia Water Solutions & Technologies also improved its operating cash flow as its new contracts reached maturity.

With the exception of the above mentioned factors, the division’s operating income was mainly affected by the increase in amortization linked to new contracts won, notably in Asia, and recent acquisitions.

(1)	Excluding engineering works affiliates abroad.

ENVIRONMENTAL SERVICES

Revenue
December 31, 2008 (€m)	December 31, 2007 (€m)	Change 2008/2007	Of which internal growth	Of which external growth	Of which foreign exchange
10,144.1	9,214.3	+10.1%	+4.5%	+10.1%	-4.5%

In France, revenue grew by 11.2% (+3.8% with a constant consolidation scope). The acquisition of Bartin Recycling Group was finalized in February 2008. Internal growth was bolstered by the sustained level of activity in processing non-hazardous household and industrial waste (both landfill and incineration). However, the economic slowdown in the third quarter, which was exacerbated during the fourth quarter, significantly affected the trend seen during the first half of the year. The change was particularly abrupt in the case of the sorting, recycling and trading business, given the sharp decrease in the price of recyclable paper and metals, as well as in the level of industrial waste management with a fall in the volumes of both hazardous and non-hazardous waste.

Outside France, all of the division’s regions contributed to the internal growth of 4.7%, but activity was also considerably slowed during the fourth quarter by economic trends in the North American, UK and above all German economies where volumes fell significantly. For the year as a whole, growth in North America (+8.7% at constant consolidation scope and exchange rates) was bolstered by price increases in the solid waste sector, which offset the decrease in volumes, and by the strong market for hazardous waste management and industrial services. In the UK, growth amounted to 8.6% at constant consolidation scope and exchange rates, reflecting in particular the new integrated contracts won. In Germany, beginning in the third quarter revenue was down 18.9% internally compared to 2007, following the loss of several contracts in the used packaging business (DSD) as well as decline in industrial waste management. The recycling business was also strongly affected by the decrease in prices for recycled materials. In Asia, the development of recently won contracts was a strong factor in the internal growth observed of 22.0%, while the Pacific region also recorded sustained growth of 14.4% at constant consolidation scope and exchange rates.

The 10.1% external growth essentially reflected the €522.3 million contribution of Veolia Environmental Services in Germany (consolidated effective July 2, 2007), the €59.7 million contribution of VSA Tecnitalia (formerly TMT) in Italy and the €246.6 million contribution of Bartin Recycling Group in France (consolidated effective February 2008).

The Environmental Services division’s operating cash flow amounted to €1,362.2 million for 2008 compared with €1,460.9 million for 2007, a decrease of 1.6% at constant exchange rates. Operating income amounted to €285.5 million in 2008 compared to €803.5 million in 2007, with recurring operating income decreasing from €803.5 million in 2007 to €640.5 million in 2008. The main non-recurring item in 2008 was a €343 million charge for impairment on goodwill given the deterioration in the German business’s performance in 2008. Recurring operating income was also affected by a €62.6 million charge for impairment on other intangible assets in Germany recognized in the opening balance sheet.

Foreign exchange impacts negatively affected the division’s operating income and operating cash flow by €51.9 million and €76.5 million, respectively, including €34.7 million and €50.6 million in respect of the British pound and lesser amounts for the US dollar.

The division’s overall performance has been considerably affected by the economic crisis since September, with a drop in volumes processed for industrial customers in particular and a significant decrease in the prices for recyclable materials. Performance in the US and the UK nevertheless remained satisfactory due to a reduction in fixed costs combined with price increases in the US.

ENERGY SERVICES

Revenue
December 31, 2008 (€m)	December 31, 2007 (1) (€m)	Change 2008/2007	Of which internal growth	Of which external growth	Of which foreign exchange
7,449.4	6,200.4	+20.1%	+12.0%	+8.7%	-0.6%

Total revenue increased by 20.1%, in particular as a result of the increase in energy prices (impact of €473 million), and the acquisition of Thermal North America Inc. (TNAI) at the end of 2007.

In France, revenue increased 12.7% with a constant consolidation scope principally as a result of the increased price of energy, more favorable fourth quarter weather conditions than in 2007 and the contribution of specialized subsidiaries.

Outside France, revenue increased by 28.2% (11.1% at constant consolidation scope and exchange rates), as a result of both the increase in energy prices and commercial development in Europe as a whole, against the backdrop of stable weather conditions throughout Central Europe in comparison with 2007.

External growth of 8.7% mainly reflects the €303 million contribution of the TNAI acquisition in the United States completed at the end of 2007, as well as to a lesser extent, the acquisition of Praterm in Poland and of smaller companies in Central and Southern Europe.

The Energy division’s operating cash flow amounted to €755.4 million for 2008 compared with €641.8 million for 2007, an increase of 15.5% at constant exchange rates. Recurring operating income amounted to €424.7 million in 2008 compared with €373.7 million in 2007, an increase of 13.7% at current and 11.3% at constant exchange rates.

In France, operating performance was positively affected by the rising price of energy sources and by improved productivity. Outside France, the increase in operating cash flow and operating income also reflected the positive impact of energy prices, particularly in Central Europe, as well as of the acquisition of TNAI in the US, of Praterm in Poland and of other entities in Central Europe, all of which helped attenuate the increase in payroll costs, in particular in Central Europe, and the increased price of gas in the Baltic States. CO2 transactions contributed less to operating income and operating cash flow in 2008 than in 2007.

TRANSPORTATION

Revenue
December 31, 2008 (€m)	December 31, 2007 (€m)	Change 2008/2007	Of which internal growth	Of which external growth	Of which foreign exchange
6,054.1	5,590.1	+8.3%	+7.9%	+2.7%	-2.3%

Revenue increased by 7.3% in France (with a constant consolidation scope), underpinned by the division’s continuing development in urban and intercity transport.

Outside France, revenue increased by 8.5% (+8.5% with a constant consolidation scope and constant exchange rates), due to the full effect of the new contracts signed in North America and Germany and of strong growth in Australia.

(1)

To ensure the comparability of financial years, the accounts at 31 December 2007 have been restated by the amount of income from the disposals in 2008 (in particular for Clemessy & Crystal in the Energy division) according to IFRS 5 and are presented in the income statement in the line item “income from discontinued operations”. The 2007 revenue for Clemessy and Crystal was €696m.

External growth of 2.7% was principally the result of the acquisition of People Travel Group in Sweden in 2007 and of Rail4Chem in Germany in 2008.

Operating cash flow amounted €292.0 million for 2008 compared with €279.3 million for 2007, representing growth of 5.7% at constant exchange rates.

The Transportation division’s operating income amounted to €145.4 million for 2008 compared with €130.3 million for 2007. Recurring operating income amounted to €129.6 million in 2008 compared with €115.1 million in 2007, an increase of 10.9% at constant exchange rates.

Improved productivity, organic growth in the US and in Eastern Europe and the greater profitability of certain contracts, mainly in the Netherlands, offset the rise in the price of fuel not yet passed on to customers (which had a negative impact of €28 million on the division’s operating cash flow and operating income) and the negative impact of the ending of the French social security contributions rebate.

DEFINITION OF FREE CASH FLOW

Net Financial debt at the opening balance sheet

Cash flow from operations before changes in working capital and income taxes paid

+ Principal repayments on operating financial assets

= Cash generated

- WCR variation for operations

- Investments net of disposals

- Dividends received (associates and non consolidated shares)

- Variation of receivables and other financial assets

+ Capital increase

- Dividends paid

- Tax paid

- Net financial interest

= Free cash flow

+/- other variations (including exchange)

Net Financial debt at the closing balance sheet

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET - ASSETS	As of December 31,
(€ million)	2008	2007	2006
Goodwill	6,723.3	6,913.2	5,705.0
Concession intangible assets	3,637.7	2,989.2	2,345.6
Other intangible assets	1,535.2	1,706.4	1,379.8
Property, plant and equipment	9,427.1	9,203.2	7,918.7
Investments in associates	311.6	292.1	241.0
Non-consolidated investments	202.8	256.1	181.7
Non-current operating financial assets	5,298.9	5,272.4	5,133.4
Non-current derivative instruments - Assets	508.4	123.7	201.6
Other non-current financial assets	817.3	746.0	637.5
Deferred tax assets	1,579.5	1,468.1	1,355.7
Non-current assets	30,041.8	28,970.4	25,100.0
Inventories and work-in-progress	1,022.0	839.4	731.8
Operating receivables	13,093.2	12,459.4	10,968.7
Current operating financial assets	452.3	355.2	326.2
Other current financial assets	321.4	330.0	205.3
Marketable securities	-	-	66.4
Current derivative instruments - Assets	142.8	114.4	-
Cash and cash equivalents	3,849.6	3,115.6	2,658.0
Assets classified as held for sale	203.0	122.5	67.3
Current assets	19,084.3	17,336.5	15,023.7
Total assets	49,126.1	46,306.9	40,123.7

CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES	As of December 31,
(€ million)	2008	2007	2006
Share capital	2,362.9	2,358.8	2,063.1
Additional paid-in capital	9,197.5	9,179.5	6,641.2
Reserves and retained earnings attributable to equity holders of the parent	-4,559.2	-3,925.4	-4,343.5
Total equity attributable to equity holders of the parent	7,001.2	7,612.9	4,360.8
Minority interests	2,530.5	2,577.8	2,192.6
Equity	9,531.7	10,190.7	6,553.4
Non-current provisions and other debt	2,160.2	2,138.9	2,196.6
Other non-current liabilities	-	-	207.3
Non current borrowings	17,063.9	13,948.0	14,001.6
Non-current derivative instruments – Liabilities	159.9	163.8	145.9
Deferred tax liabilities	1,936.0	1,794.7	1,504.9
Non-current liabilities	21,320.0	18,045.4	18,056.3
Operating payables	13,591.8	12,944.8	11,268.6
Current provisions	773.1	825.7	825.9
Current borrowings	3,219.7	3,805.0	2,904.1
Current derivative instruments - Liabilities	125.9	34.0	-
Bank overdrafts and other cash position items	465.7	459.4	456.0
Liabilities directly associated with assets classified as held for sale(1)	98.2	1.9	59.4
Current liabilities	18,274.4	18,070.8	15,514.0
Total equity and liabilities	49,126.1	46,306.9	40,123.7

(1)

Assets and liabilities classified as held for sale primarily correspond to certain jointly-controlled French subsidiaries in the Water Division in 2008, the “Jean Nicoli” boat in 2007 and to transportation activities in Denmark in 2006.

CONSOLIDATED INCOME STATEMENT

(€ million)	Year ended December 31,
	2008	2007(1)	2006(1)
Revenue	36,205.5	31,932.2	27,941.0
o/w Revenue from operating financial assets	400.4	345.1	351.0
Cost of sales	-30,418.4	-26,020.4	-22,581.6
Selling costs	-622.5	-560.7	-521.5
General and administrative expenses	-3,262.7	-2,932.2	-2,754.0
Other operating revenue and expenses	49.4	63.6	40.3
Operating income	1,951.3	2,482.5	2,124.2
Finance costs	-1,128.1	-971.0	-784.7
Finance income	203.4	152.2	82.8
Other financial income and expenses	-51.2	4.1	-31.8
Income tax expense	-468.8	-417.9	-409.0
Share of net income of associates	18.4	16.7	5.8
Net income from continuing operations	525.0	1,266.6	987.3
Net income from discontinued operations	184.2	-11.8	7.6
Net income (before minority interests)	709.2	1,254.8	994.9
Minority interests	304.1	326.9	236.2
Net income attributable to equity holders of the parent	405.1	927.9	758.7

(in euros)
Net income attributable to equity holders of the parent per share
Diluted	0.88	2.13	1.89
Basic	0.89	2.16	1.90
Net income from continuing operations attributable to equity holders of the parent per share
Diluted	0.62	2.17	1.87
Basic	0.62	2.19	1.89
Average number of shares outstanding (in millions)
Diluted	459.2	435.0	402.4
Basic	457.4	430.0	398.8

(1)

In accordance with IFRS 5, "non-current assets held for sale and discontinued operations", the income statements of the Clemessy and Crystal entities in the Energy Services division, divested in December 2008, are reflected in a separate line item (Net income from discontinued operations), in 2008, 2007 and 2006 for comparative purposes

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Year ended December 31,
	2008	2007	2006
Net income for the year attributable to equity holders of the parent	405.1	927.9	758.7
Minority interests	304.1	326.9	236.2
Operating depreciation, amortization, provisions and impairment losses	2,301.6	1,816.7	1,831.0
Financial amortization and impairment losses	19.5	8.0	9.4
Gains (losses) on disposal and dilution	-288.2	-173.5	-73.3
Share of net income of associates	-18.5	-16.9	-6.0
Dividends received	-8.4	-8.8	-9.7
Finance costs and finance income	922.8	817.1	701.0
Income tax expense	470.9	420.1	357.1
Other items (including IFRS 2)	69.5	101.9	40.0
Cash flow from operations before changes in working capital and income taxes paid	4,178.4	4,219.4	3,844.4
Changes in working capital	-80.9	-167.1	-111.8
Income taxes paid	-347.5	-417.7	-343.0
Net cash from operating activities	3,750.0	3,634.6	3,389.6
Capital expenditure	-2,780.6	-2,518.7	-2,017.6
Proceeds on disposal of intangible assets and property, plant and equipment	329.8	212.9	141.3
Purchases of investments	-800.7	-1,835.4	-1,291.5
Proceeds on disposal of financial assets	361.1	181.7	206.7
Operating financial assets:
New operating financial assets	-507.0	-404.1	-360.6
Principal payments on operating financial assets	358.2	360.7	438.1
Dividends received	15.8	15.3	13.8
New non current loans granted	-252.7	-65.0	-69.4
Principal payments on non current loans	30.0	61.6	29.2
Net decrease(increase) in current loans	-89.0	-27.4	2.6
Sales and purchases of marketable securities	-	-	3.4
Net cash used in investing activities	-3,335.1	-4,018.4	-2,904.0
Net increase/(decrease) in current borrowings	-1,437.0	-1,534.5	-239.2
New non current borrowings and other debt	3,590.2	2,060.4	1,997.2
Principal payments on non current borrowings and other debt	-184.8	-1,362.9	-1,000.8
Proceeds on issue of shares	51.0	3,039.2	246.5
Share capital reduction	-131.0	-	-
(Purchases of)/proceeds from treasury shares	3.2	18.9	0.4
Dividends paid	-754.4	-564.3	-479.2
Interest paid	-847.6	-716.0	-596.4
Net cash from (used in) financing activities	289.6	940.8	-71.5
Net cash at the beginning of the year	2,656.2	2,202.0	1,829.3
Effect of foreign exchange rate changes and other	23.2	-102.8	-41.4
Net cash at the end of the year	3,383.9	2,656.2	2,202.0
Cash and cash equivalents	3,849.6	3,115.6	2,658.0
Bank overdrafts and other cash position items	465.7	459.4	456.0
Net cash at the end of the year	3,383.9	2,656.2	2,202.0

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed +€14.8 million, +€35.7 million and +€2.6 million to net cash from operating activities, +€138.4 million, -€27.0 million and +€10.0 million to net cash from investing activities and -€4.5 million, -€1.9 million and +€6.2 million to net cash from financing activities in 2008, 2007 and 2006, respectively.

2008 ANNUAL RESULTS

Friday 6th of March, 2009 at 8.30 AM (CET)

Phone numbers to dial:

+33 (0)1 70 99 42 88

Or

+44 (0)20 7138 0845

A replay will be available from 6th to 13th of March, 2009

Phone number (France)	+33 (0)1 71 23 02 48
Phone number (UK)	+44 (0)20 7806 1970
Phone number (USA)	+1 718 354 1112

(French version: code 8961684#

English version: code 6458507#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 6, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary